Kathy A. Lawrence

Direct Dial: 804.420.6016

klawrence@williamsmullen.com

April 1, 2024

VIA EDGAR AND FEDEX OVERNIGHT

Ms. Kate Beukenkamp

Mr. Donald Field

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Angel Studios, Inc.
Registration Statement on Form 10-12G
Filed February 27, 2024
File No. 000-56642

Dear Ms. Beukenkamp and Mr. Field:

On behalf of our client, Angel Studios, Inc., a Delaware corporation (the “Company”), this letter is submitted in response to the comment letter dated March 26, 2024 (the “Comment Letter”) received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission regarding the Company’s Registration Statement on Form 10-12G filed on February 27, 2024 (the “Registration Statement”).

The Comment Letter instructed the Company to respond within ten business days by providing the requested information or to advise the Staff as soon as possible when the Company will respond. This letter is to inform the Staff that the Company intends to submit a response to the Comment Letter (the “Response Letter”), contemporaneously with the filing of Amendment No. 1 to the Registration Statement (“Amendment No. 1”), on or about April 19, 2024, in advance of the April 29, 2024 effective date of the Registration Statement. The Response Letter and Amendment No. 1 will address, and will contain changes made in response to, each Staff comment contained in the Comment Letter. Amendment No.1 will also include the Company’s audited financial statements for the fiscal year ended December 31, 2023.

If the above timing for the Response Letter is not suitable to the Staff, or you have any further questions concerning the Registration Statement, please do not hesitate to contact the undersigned at (804) 420-6016 or klawrence@williamsmullen.com, or my colleague, T. Rhys James, at (757) 473-5304 or rjames@williamsmullen.com.

Sincerely,

/s/ Kathryn A Lawrence
Kathryn A. Lawrence

cc:	Patrick Reilly, Angel Studios, Inc.
T. Rhys James, Williams Mullen

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